UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arcellx, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

03940C100

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03940C100	13D	Page 2 of 18 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03940C100	13D	Page 3 of 18 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 03940C100	13D	Page 4 of 18 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03940C100	13D	Page 5 of 18 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03940C100	13D	Page 6 of 18 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03940C100	13D	Page 7 of 18 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,745,262 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03940C100	13D	Page 8 of 18 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,232 shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 1,232 shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,494 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03940C100	13D	Page 9 of 18 Pages

1.	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 809 shares
	8.	SHARED VOTING POWER 4,745,262 shares
	9.	SOLE DISPOSITIVE POWER 809 shares
	10.	SHARED DISPOSITIVE POWER 4,745,262 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,746,071 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 03940C100	13D	Page 10 of 18 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed on February 17, 2022 relating to the common stock, $.001 par value (the “Common Stock”) of Arcellx, Inc. (the “Issuer”) having its principal executive office at 25 West Watkins Mill Road, Suite A, Gaithersburg, MD 20878.

Certain terms used but defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.  Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 15, L.P. (“NEA 15”), NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; and NEA 15 GP, LLC (“NEA 15 LLC” and, together with NEA Partners 15, the “Control Entities”), which is the sole general partner of NEA Partners 15; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”) (together, the “Managers”). The Managers are the managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Makhzoumi and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 Fifth Avenue, 19th Floor, New York, NY 10011.

The principal business of NEA 15 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15. The principal business of each of the Managers is to manage the Control Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

NEA 15 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 15 and NEA Partners 15 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 15, 2022, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., SVB Securities LLC, William Blair & Company, L.L.C. and Canaccord Genuity LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, on June 21, 2022, the Issuer closed an underwritten public secondary offering of 7,000,000 shares of its Common Stock (the “Offering”). In connection with the Offering, NEA 15 purchased an aggregate of 312,500 shares of Issuer’s Common Stock at a purchase price of $16.00 per share. After closing NEA 15 held a total of 6,745,262 shares of Issuer’s Common Stock.

CUSIP No. 03940C100	13D	Page 11 of 18 Pages

Item 4.  Purpose of Transaction.

On December 20, 2022, NEA 15 distributed 2,000,000 shares of Issuer’s Common Stock pro rata to its limited partners and NEA Partners 15 for no consideration. NEA Partners 15 acquired 30,000 shares of the Issuer’s Common Stock as a result of the NEA 15 distribution and subsequently engaged in a stock distribution of 30,000 pro rata to its limited partners for no consideration. NEA 15 now holds a total of 4,745,262 shares of Issuer’s Common Stock (the “NEA 15 Shares”).

NEA 15 acquired the NEA 15 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 15 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. As the sole general partner of NEA Partners 15, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares. As members of NEA 15 LLC, each of the Managers may be deemed to own beneficially the NEA 15 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 15 Shares other than those shares which such person owns of record.

As of January 20, 2023, Scott D. Sandell, trustee of the Blue Mountain Trust, dated April 29, 2019 (the “Blue Mountain Trust”) is the record owner of 1,232 shares of Common Stock (the “Blue Mountain Trust Shares”). Sandell may be deemed to own beneficially the Blue Mountain Trust Shares as trustee of the Blue Mountain Trust, in addition to the NEA 15 Shares.

As of January 20, 2023, Peter W. Sonsini and Diane C. Sonsini Trustees of the Peter & Diane Sonsini Family Trust dated January 17, 2007 (the “Sonsini Trust”) is the record owner of 782 shares of Common Stock (the “Sonsini Trust Shares”), Peter William Sonsini and Diane Cardoza Sonsini, Trustees of the Elsa Katherine Sonsini Trust dated December 5, 2019 (the “Elsa Trust”) is the record owner of 12 shares of Common Stock (the “Elsa Trust Shares”), Peter William Sonsini and Diane Cardoza Sonsini, Trustees of the Jake Theodore Sonsini Trust dated December 5, 2019 (the “Jake Trust”) is the record owner of 12 shares of Common Stock (the “Jake Trust Shares”) and Peter William Sonsini and Diane Cardoza Sonsini, Trustees of the Louisa Marie Sonsini Trust dated December 5, 2019 (the “Louisa Trust”) is the record owner of 12 shares of Common Stock (the “Louisa Trust Shares”). Sonsini may be deemed to own beneficially (i) the Sonsini Trust Shares as trustee of the Sonsini Trust and (ii) the Elsa Trust Shares, the Jake Trust Shares, and the Louisa Trust Shares as trustee of the Elsa Trust, Jake Trust and Louisa Trust, in addition to the NEA 15 Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on 43,819,246 shares of Common Stock reported by the Issuer to be outstanding as of August 11, 2022 on Issuer’s Amendment No.1 to Form 10Q filed with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 03940C100	13D	Page 12 of 18 Pages

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the NEA 15 Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, NEA 15 Shares beneficially owned by any of the Reporting Persons.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 03940C100	13D	Page 13 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 24th day of January, 2023.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:          *

 Louis S. Citron

 Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

CUSIP No. 03940C100	13D	Page 14 of 18 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 03940C100	13D	Page 15 of 18 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Arcellx, Inc.

EXECUTED this 24th day of January, 2023.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

  By:           *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

CUSIP No. 03940C100	13D	Page 16 of 18 Pages

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 03940C100	13D	Page 17 of 18 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 03940C100	13D	Page 18 of 18 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang